UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Visteon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92839U107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David Metzman, Esq.
                       c/o Aurelius Capital Management, LP
                         535 Madison Avenue, 22nd Floor
                            New York, New York 10022
                                 (646) 445-6590

                                 with a copy to:

                               Jason Kaplan, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 7, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                               (Page 1 of 13 Pages)

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 2 of 13 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Partners, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  5,218,092
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          5,218,092
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,218,092
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.00%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 3 of 13 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital International, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  6,350,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          6,350,000
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,350,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.87%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 4 of 13 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Convergence Fund, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ||  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,131,906
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,131,906
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,131,906
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.87%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 5 of 13 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Management, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  12,699,998
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          12,699,998
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,699,998
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.74%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 6 of 13 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Mark D. Brodsky

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  12,699,998
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          12,699,998
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,699,998
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.74%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 7 of 13 Pages
----------------------------                        ----------------------------

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $1.00 par value (the "Common Stock"), of Visteon Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: One Village Center Drive, Van Buren Township, Michigan, 48111.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

          (i) Aurelius Capital Partners, LP ("Aurelius Capital Partners"), a Delaware limited partnership, with respect to the shares of Common Stock owned through ACP Master, Ltd. ("ACP Master"), a Cayman Islands exempted company that is a subsidiary of Aurelius Capital Partners and managed by Aurelius Capital Management;

          (ii) Aurelius Capital International, Ltd. ("Aurelius Capital International"), a Cayman Islands exempted company, with respect to the shares of Common Stock owned through Aurelius Capital Master, Ltd., a Cayman Islands exempted company that is a subsidiary of Aurelius Capital International;

          (iii) Aurelius Convergence Fund, Ltd. ("Aurelius Convergence Fund," and together with Aurelius Capital Partners and Aurelius Capital International, the "Aurelius Funds"), a Cayman Islands exempted company, with respect to the shares of Common Stock owned through Aurelius Convergence Master, Ltd., a Cayman Islands exempted company that is a subsidiary of Aurelius Convergence Fund;

          (iv) Aurelius Capital Management, LP ("Aurelius Capital Management"), a Delaware limited partnership that serves as investment manager to Aurelius Capital International, Aurelius Convergence Fund and ACP Master, with respect to the shares of Common Stock owned by Aurelius Capital International, Aurelius Convergence Fund and ACP Master; and

          (v) Mark D. Brodsky, who serves as the Senior Managing Member of Aurelius Capital Management GP, LLC, which is the general partner of Aurelius Capital Management, with respect to the shares of Common Stock owned by the Aurelius Funds.

          (b) The address of the principal business office of Aurelius Capital International and Aurelius Convergence Fund is c/o GlobeOp Financial Services (Cayman) Limited, 45 Market Street, Suite 3205, 2nd Floor, Gardenia Court, Camana Bay, West Bay Road South, Grand Cayman KY1-9003, Cayman Islands. The address of the principal business office of Aurelius Capital Partners, Aurelius Capital Management and Mark D. Brodsky is 535 Madison Avenue, 22nd Floor, New York, NY 10022.

         (c) The principal business of the Aurelius Funds is investing in securities. The principal business of Aurelius Capital Management is to act as the investment manager to Aurelius Convergence Fund, Aurelius Capital International, ACP Master and other related entities. The principal business of Mark D. Brodsky is serving as Senior Managing Member of Aurelius Capital Management GP, LLC and managing the business of the Reporting Persons and their affiliated entities.

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 8 of 13 Pages
----------------------------                        ----------------------------

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

          (f) The jurisdiction of organization of Aurelius Capital Partners, Aurelius Capital International, Aurelius Convergence Fund and Aurelius Capital Management is set forth in Item 2(a) above. Mark D. Brodsky is a United States citizen.

          Schedule A attached hereto sets forth the information regarding the general partner of Aurelius Capital Partners and Aurelius Capital Management and the executive officers and directors of Aurelius Capital International and Aurelius Convergence Fund (collectively, the "Instruction C Persons").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Common Stock purchased by the Aurelius Funds was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $12,404,781.61.

ITEM 4.  PURPOSE OF TRANSACTION

     The Aurelius Funds acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

     On May 28, 2009, the Issuer and certain of its affiliates (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware before the Honorable Christopher S. Sontchi (the "Bankruptcy Proceedings").

     On April 14, 2010, counsel for Aurelius Capital Management sent a letter to Issuer's counsel noting Aurelius Capital Management's opposition to the amended plan of reorganization (the "Plan") on various grounds, most fundamentally on the belief that the Plan rests on a valuation of the Issuer that, in Aurelius Capital Management's and the market's view, is far below the reorganized Debtors' true value. The letter notes that the Plan provides the holders of the Issuer's bank and bond debt with consideration, in the form of stock of the reorganized Debtors, with a value far greater than the amount of their claims. Aurelius Capital Management noted its belief that the amended disclosure statement (the "Disclosure Statement") provides grossly deficient disclosure concerning the total enterprise value and equity value on which the Plan is predicated. The Aurelius Funds expect to file an objection to the Disclosure Statement and a response in support of the Creditors' Committee's pending motion to terminate exclusivity and requested expedited discovery related thereto. The letter provides that other parties in interest must be permitted to file a plan of reorganization and that the Issuer's equity holders, in particular,

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 9 of 13 Pages
----------------------------                        ----------------------------

must be permitted to file a plan that gives effect to the Issuer's very substantial value for old equity.

     The Aurelius Funds intend to pursue and prosecute the objection and response, described above, once filed, and may file related pleadings, respond to pleadings filed by other parties, discuss the formulation of alternative plans with other parties, serve and prosecute discovery and respond to the same, appeal any adverse decisions and respond to any appeals, and more generally become actively involved in the Bankruptcy Proceedings, with the goal of protecting and maximizing the value of the Aurelius Funds' respective investments.

     To the extent permitted by applicable law, rules and regulations, the Reporting Persons may seek to influence the outcome of the Bankruptcy Proceedings, including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy Proceedings and (ii) direct and/or indirect communications with other persons, including other stockholders or creditors of the Issuer.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of their securities of the Issuer, (iii) enter into or withdraw from legal proceedings, if any, and/or (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations. The Reporting Persons disclaim all duties or obligations, if any, to other stakeholders in the Issuer.

     In addition, the Aurelius Funds intend to review their respective investments in the Issuer on a continuing basis and may seek (although they do not presently plan to do so) to influence or change the Issuer's management, directors, operations or business, strategy and future plans of the Issuer, which may include, among other things, discussions of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise, shareholder and/or the Aurelius Funds' respective investment values, including, without limitation, through potential discussions with management, directors, the creditors' committee of the Issuer, bank creditors, other creditors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. For the avoidance of doubt, the Reporting Persons do not have any current intention to change or influence the control of the Issuer.

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 10 of 13 Pages
----------------------------                        ----------------------------

Such matters and discussions may materially affect, and result in, the Aurelius Funds modifying their respective investments in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through
(j) of Item 4 of Schedule 13D. Factors that may influence the Aurelius Funds' actions include, but are not limited to, their view regarding the Issuer's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, actions taken by the creditors' committee of the Issuer, bank creditors, other creditors, other shareholders or other persons; developments in the Issuer's bankruptcy case; price levels of the Common Stock and other securities; subsequent developments affecting the Issuer; the circumstances applicable to the respective Aurelius Funds (such as availability of funds, portfolio management, tax and regulatory considerations, investment objectives, and other investment and business opportunities), conditions in the securities and debt market, general economic and industry conditions and other factors that the Aurelius Funds may deem relevant from time to time.

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 11 of 13 Pages
----------------------------                        ----------------------------

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 130,324,581 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by the Issuer on February 26, 2010.

     (c) The Aurelius Funds entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule B. The Aurelius Funds are the only Reporting Persons to have effected transactions in the Common Stock in the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 12 of 13 Pages
----------------------------                        ----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

1. Joint Filing Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

----------------------------                        ----------------------------
CUSIP No.  92839U107            SCHEDULE 13D        Page 13 of 13 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 19, 2010


AURELIUS CAPITAL PARTNERS, LP               AURELIUS CAPITAL INTERNATIONAL, LTD.

By: Aurelius Capital GP, LLC, its General   By: Aurelius Capital Management, LP,
Partner                                     solely as investment manager and not
                                            in its individual capacity

By: /s/ David Newman
    -------------------------------
Name: David Newman                          By: /s/ David Newman
Title: Chief Operating Officer                  -------------------------------
                                            Name: David Newman
                                            Title: Chief Operating Officer


AURELIUS CONVERGENCE FUND, LTD.            AURELIUS CAPITAL MANAGEMENT, LP

By: Aurelius Capital Management, LP,
solely as investment manager and not
in its individual capacity
                                           By: /s/ David Newman
By: /s/ David Newman                           --------------------------------
    -------------------------------        Name: David Newman
Name: David Newman                         Title: Chief Operating Officer
Title: Chief Operating Officer

/s/ Mark D. Brodsky
-------------------
MARK D. BRODSKY

                                   SCHEDULE A

                 INFORMATION REGARDING THE INSTRUCTION C PERSONS

          The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer or general partner and control person of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.


AURELIUS CAPITAL PARTNERS, LP

Aurelius Capital GP, LLC, the General Partner of Aurelius Capital Partners, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Aurelius Capital Partners, LP. Its principal business address is 535 Madison Avenue, 22nd Floor, New York, NY 10022. Mark D. Brodsky is the Senior Managing Member of Aurelius Capital GP, LLC.


AURELIUS CAPITAL MANAGEMENT, LP

Aurelius Capital Management GP, LLC, the General Partner of Aurelius Capital Management, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Aurelius Capital Management, LP. Its principal business address is 535 Madison Avenue, 22nd Floor, New York, NY 10022. Mark D. Brodsky is the Senior Managing Member of Aurelius Capital Management GP, LLC.


AURELIUS CAPITAL INTERNATIONAL, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Capital International. Each has a principal business address of dms House, 20 Genesis Close, PO Box 31910, Grand Cayman, KY1-1208, Cayman Islands. Each director is a Cayman Islands citizen.

AURELIUS CONVERGENCE FUND, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Convergence Fund. Each has a principal business address of dms House, 20 Genesis Close, PO Box 31910, Grand Cayman, KY1-1208, Cayman Islands. Each director is a Cayman Islands citizen.

                                   SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL PARTNERS DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*    Price Range ($)1
-------------------  -----------------------  -------------------   ------------------

     3/18/2010                 30,343              0.7000                   N/A
     3/18/2010                202,286              0.6900                   N/A
     3/19/2010                647,624              0.7632           0.74700 -  0.78000
     3/22/2010                333,887              0.7427           0.72500 -  0.75000
     3/23/2010                 44,815              0.7766           0.76000 -  0.80000
     3/23/2010                202,784              0.8000                   N/A
     3/24/2010                 53,543              0.7934           0.77000 -  0.80000
     3/26/2010                198,506              1.0000                   N/A
     3/26/2010                198,506              1.0084           1.00000 -  1.01000
     3/29/2010                 69,207              0.9708           0.96000 -  0.98000
     3/30/2010                 16,479              0.9900                   N/A
     3/30/2010                    981              0.9900                   N/A
     3/31/2010                140,506              1.1810           1.16000 -  1.20000
      4/6/2010                200,673              0.9994           0.99000 -  1.00000
      4/7/2010                580,774              0.9612           0.86100 -  1.02000
      4/8/2010                173,277              1.0914           1.06000 -  1.10000
      4/8/2010                196,727              1.1000                   N/A
      4/9/2010                122,458              1.1374           1.10000 -  1.15000
     4/12/2010                145,783              1.1425           1.13000 -  1.15000
     4/12/2010                 74,271              1.1473           1.13000 -  1.15000
     4/13/2010                146,372              1.1130           1.08000 -  1.15000
     4/14/2010                 22,852              1.1500                   N/A
     4/14/2010                 85,465              1.1450           1.10000 -  1.15000
     4/15/2010                308,108              1.1350           1.11000 -  1.15000
     4/15/2010                192,567              1.1290           1.07000 -  1.15000
     4/16/2010                309,013              1.1004           1.07000 -  1.12000
     4/16/2010                520,285              1.0986           1.06000 -  1.11000


* Excluding commissions.









----------------------
1 The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL INTERNATIONAL DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*    Price Range ($)2
-------------------  -----------------------  -------------------   ------------------

     3/18/2010                 37,722              0.7000                   N/A
     3/18/2010                251,481              0.6900                   N/A
     3/19/2010                804,924              0.7632           0.74700 -  0.78000
     3/22/2010                415,032              0.7427           0.72500 -  0.75000
     3/23/2010                 55,615              0.7766           0.76000 -  0.80000
     3/23/2010                251,652              0.8000                   N/A
     3/24/2010                154,095              0.7934           0.77000 -  0.80000
     3/26/2010                256,405              1.0000                   N/A
     3/26/2010                256,405              1.0084           1.00000 -  1.01000
     3/29/2010                 89,505              0.9708           0.96000 -  0.98000
     3/30/2010                 21,281              0.9900                   N/A
     3/30/2010                  1,267              0.9900                   N/A
     3/31/2010                211,059              1.1810           1.16000 -  1.20000
      4/6/2010                262,388              0.9994           0.99000 -  1.00000
      4/7/2010                755,100              0.9612           0.86100 -  1.02000
      4/8/2010                227,243              1.0914           1.06000 -  1.10000
      4/8/2010                257,996              1.1000                   N/A
      4/9/2010                160,373              1.1374           1.10000 -  1.15000
     4/12/2010                190,844              1.1425           1.13000 -  1.15000
     4/12/2010                 97,227              1.1473           1.13000 -  1.15000
     4/13/2010                194,162              1.1130           1.08000 -  1.15000
     4/14/2010                 74,199              1.1500                   N/A
     4/14/2010                277,506              1.1450           1.10000 -  1.15000
     4/15/2010                420,452              1.1350           1.11000 -  1.15000
     4/15/2010                262,783              1.1290           1.07000 -  1.15000
     4/16/2010                135,367              1.1004           1.07000 -  1.12000
     4/16/2010                227,917              1.0986           1.06000 -  1.11000


* Excluding commissions.









----------------------
2 The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CONVERGENCE FUND DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.


Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*     Price Range ($)3
-------------------  -----------------------  -------------------   ------------------

     3/18/2010                  6,935              0.7000                   N/A
     3/18/2010                 46,233              0.6900                   N/A
     3/19/2010                147,452              0.7632           0.74700 -  0.78000
     3/22/2010                 76,081              0.7427           0.72500 -  0.75000
     3/23/2010                 10,070              0.7766           0.76000 -  0.80000
     3/23/2010                 45,564              0.8000                   N/A
     3/24/2010                  7,362              0.7934           0.77000 -  0.80000
     3/26/2010                 45,089              1.0000                   N/A
     3/26/2010                 45,089              1.0084           1.00000 -  1.01000
     3/29/2010                 15,788              0.9708           0.96000 -  0.98000
     3/30/2010                  4,240              0.9900                   N/A
     3/30/2010                    252              0.9900                   N/A
     3/31/2010                 35,683              1.1810           1.16000 -  1.20000
      4/6/2010                 44,939              0.9994           0.99000 -  1.00000
      4/7/2010                124,126              0.9612           0.86100 -  1.02000
      4/8/2010                 39,880              1.0914           1.06000 -  1.10000
      4/8/2010                 45,277              1.1000                   N/A
      4/9/2010                 28,669              1.1374           1.10000 -  1.15000
     4/12/2010                 33,373              1.1425           1.13000 -  1.15000
     4/12/2010                 17,002              1.1473           1.13000 -  1.15000
     4/13/2010                 33,466              1.1130           1.08000 -  1.15000
     4/14/2010                  2,949              1.1500                   N/A
     4/14/2010                 11,029              1.1450           1.10000 -  1.15000
     4/15/2010                 71,440              1.1350           1.11000 -  1.15000
     4/15/2010                 44,650              1.1290           1.07000 -  1.15000
     4/16/2010                 55,620              1.1004           1.07000 -  1.12000
     4/16/2010                 93,648              1.0986           1.06000 -  1.11000


* Excluding commissions.








----------------------
3 The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

                                    EXHIBIT 1
                             JOINT FILING STATEMENT
                        PURSUANT TO SECTION 240.13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


     Dated: April 19, 2010


AURELIUS CAPITAL PARTNERS, LP               AURELIUS CAPITAL INTERNATIONAL, LTD.

By: Aurelius Capital GP, LLC, its General   By: Aurelius Capital Management, LP,
Partner                                     solely as investment manager and not
                                            in its individual capacity

By: /s/ David Newman
    -------------------------------
Name: David Newman                          By: /s/ David Newman
Title: Chief Operating Officer                  -------------------------------
                                            Name: David Newman
                                            Title: Chief Operating Officer


AURELIUS CONVERGENCE FUND, LTD.            AURELIUS CAPITAL MANAGEMENT, LP

By: Aurelius Capital Management, LP,
solely as investment manager and not
in its individual capacity
                                           By: /s/ David Newman
By: /s/ David Newman                           --------------------------------
    -------------------------------        Name: David Newman
Name: David Newman                         Title: Chief Operating Officer
Title: Chief Operating Officer

/s/ Mark D. Brodsky
-------------------
MARK D. BRODSKY